UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SPOK HOLDINGS, INC.

(Exact name of registrant as specified in charter)

Delaware	16-1694797
(State of incorporation	(IRS Employer
or organization)	Identification No.)

5911 Kingstown Village Pkwy, 6th Floor Alexandria, Virginia
(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	NASDAQ

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered

On September 2, 2021, Spok Holdings, Inc. (the “Company”) entered into a Rights Agreement between the Company and Computershare Trust Company, N.A. as Rights Agent (as amended from time to time, the “Rights Agreement”) that was approved by the Board of Directors of the Company.

In connection with the Rights Agreement, a dividend was declared of one preferred stock purchase right (individually, a “Right” and collectively, the “Rights”) for each share of common stock, par value $0.00001 per share (the “Common Stock”), of the Company outstanding at the close of business on September 17, 2021 (the “Record Date”). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until August 31, 2022 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-tenth of a share of Series A Junior Participating Preferred Stock, par value $0.00001 per share (the “Series A Preferred”), of the Company at a price of $50.95 per one one-tenth of a share of Series A Preferred (the “Purchase Price”). Until the earlier to occur of (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% (20% in the case of a passive institutional investor) or more of the Common Stock (an “Acquiring Person”) or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates, or, with respect to any uncertificated Common Stock registered in book entry form, by notation in book entry, in either case together with a copy of the Summary of Rights attached as Exhibit C to the Rights Agreement. Under the Rights Agreement, synthetic ownership of Common Stock in the form of derivative securities counts towards the ownership threshold, to the extent actual shares of Common Stock equivalent to the economic exposure created by the derivative security are directly or indirectly beneficially owned by a counterparty to such derivative security.

The Rights Agreement provides that any person who beneficially owned 10% (20% in the case of a passive institutional investor) or more of the Common Stock immediately prior to the first public announcement of the adoption of the Rights Agreement, together with any affiliates and associates of that person (each an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement unless an Existing Holder becomes the beneficial owner of one or more additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or subdivision of the outstanding Common Stock) and upon acquiring such additional shares, the Existing Holder beneficially owns 10% (20% or more in the case of a passive institutional investor) or more of the Common Stock then outstanding.

The Rights will be transferred only with the Common Stock until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights). As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on August 31, 2022, subject to the Company’s right to extend such date, unless earlier redeemed or exchanged by the Company or terminated. The Rights will at no time have any voting rights.

Each share of Series A Preferred purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share or, if greater, an aggregate dividend of ten times the dividend, if any, declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment of $10 per share (plus any accrued but unpaid dividends), provided that such holders of the Series A Preferred will be entitled to an aggregate payment of ten times the payment made per share of Common Stock. Each share of Series A Preferred will have ten votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of the Common Stock are exchanged, each share of Series A Preferred will be entitled to receive ten times the amount received per share of Common Stock. The Series A Preferred will not be redeemable. The Rights are protected by customary anti-dilution provisions. Because of the nature of the Series A Preferred’s dividend and liquidation rights, the value of one one-tenth of a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

The Purchase Price payable, and the number of one one-tenths of a share of Series A Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred, (ii) upon the grant to holders of the Series A Preferred of certain rights or warrants to subscribe for or purchase Series A Preferred or convertible securities at less than the current market price of the Series A Preferred or (iii) upon the distribution to holders of the Series A Preferred of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in shares of Series A Preferred (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

In the event that a person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and shares of the Common Stock were not changed or exchanged in such merger, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for shares of Common Stock at an exchange rate of one share of Common Stock per Right (subject to adjustment).

In the event that the Company receives a Qualifying Offer, the holders of record of at least 10% or more of the shares of Common Stock then outstanding (excluding shares of Common Stock that are beneficially owned by the person making the Qualifying Offer) may submit to the Board of Directors a written demand requesting that the Board of Directors call a special meeting of the Company’s stockholders for the purpose of voting on whether or not to exempt such Qualifying Offer from the terms of the Rights Agreement. Such a special meeting may be requested not earlier than 70 nor later than 90 business days following the commencement of a Qualifying Offer. If the Board of Directors has received a demand for such a special meeting that is proper and timely pursuant to the terms of the Rights Agreement, such special meeting shall be convened within 180 business days following commencement of the Qualifying Offer. If such special meeting is not convened within such 180 business day period or at such special meeting, holders of a majority of the voting power of shares of Common Stock entitled to vote thereon vote in favor of exempting the Qualifying Offer, then the Qualifying Offer shall be deemed exempt from the Rights Agreement as of such 180th business day or the date on which the results of such special meeting are certified. In any event, upon the effective date of the exemption of the Rights, the right to exercise the Rights with respect to the Qualifying Offer will terminate.

For purposes of the Rights Agreement, a “Qualifying Offer” is defined generally as a fully financed all-cash tender offer or an exchange offer for common stock of the offeror, or a combination thereof, in each case for all of the outstanding shares of Common Stock at the same per-share consideration, that is determined to have the following characteristics, among other things: (a) is commenced under certain rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) meets certain price requirements; (c) does not result in an investment banking firm issuing an inadequacy opinion; (d) if it is an exchange offer, permits due diligence of the offeror by the Company’s representatives and after such due diligence an investment banking firm issues an opinion stating that the offer is fair from a financial point of view; (e) does not require due diligence of the Company; (f) will remain open for a certain period of time or longer if there is any increase in the consideration offered or if any bona fide alternative offer is commenced; (g) is conditioned on the tender of at least a majority of the voting power of the outstanding shares of Common Stock not held by the offeror; (h) the offeror has committed to consummate a second step transaction to acquire, at the same consideration, any shares not tendered; (i) may not be amended in a way adverse to a tendering stockholder; (j) certain facts and representations are certified by the offeror and the offeror’s Chief Executive Officer and Chief Financial Officer; and (k) if it is an exchange offer, the offeror’s common stock meets certain requirements. For purposes of the Rights Agreement, “fully financed” means that the offeror has sufficient funds for the offer and related expenses, which shall be evidenced as indicated in the Rights Agreement.

The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company, or a duly authorized committee thereof, for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or any affiliate or associate of an Acquiring Person).

One Right will be distributed to stockholders of the Company for each share of Common Stock owned of record by them on September 17, 2021. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 7,500,000 shares of Series A Preferred initially for issuance upon exercise of the Rights.

The Rights are designed to assure that all of the Company’s stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group that acquires 10% (20% or more in the case of a passive institutional investor) or more of the Common Stock on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a person or group has become an Acquiring Person.

The Rights Agreement specifying the terms of the Rights and the text of the press release announcing the declaration of the Rights are incorporated herein by reference as exhibits to this registration statement. The foregoing summary of the Rights Agreement is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits

1.	Certificate of Designations of Series A Junior Participating Preferred Stock of Spok Holdings, Inc., filed with the Secretary of State of the State of Delaware on September 3, 2021 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K dated September 3, 2021 of Spok Holdings, Inc.).

2.	Rights Agreement, dated as of September 2, 2021, between Spok Holdings, Inc. and Computershare Trust Company N.A., which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated September 3, 2021 of Spok Holdings, Inc.).

3.	Press Release of Spok Holdings, Inc., dated September 3, 2021 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K dated September 3, 2021 of Spok Holdings, Inc.).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Spok Holdings, Inc.

Date:	September 3, 2021	/s/ Sharon Woods Keisling
Name: Sharon Woods Keisling
Title: Corporate Secretary and Treasurer